UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549



                                    SCHEDULE 13G

                                    Under the Securities Exchange Act of 1934


                              Issuer-The Nasdaq Stock Market, Inc.

                            Securities Class-common stock

                                         CUSIP Number-631103108

                             Event  Requiring Filing -December 2006

                              Filed pursuant to Rule 13d-1(b)

                             CUSIP  Number 631103108

                              Reporter- Horizon Asset Management, Inc.
                              Tax ID#13-3776334

                               Place of Organization-New York

                                Number of Shares-sole voting power-13,840,600 Sole dispositive power-13,840,600
                                Amount beneficially owned-13,840,600


                                Percent of Class represented by above-12.4%

                                 Type of Reporting Person-IA

Name of Issuer-The Nasdaq Stock Market, Inc.
Address of Issuer-One Liberty Plaza, New York, New York 10006

Name of Person Filing-Horizon Asset Management, Inc.
Address -470 Park Avenue South, 4th Floor South, NY, NY, 10016
Citizenship-New York
 Securities Class-common stock

Filing re Section 240.13d-1(b) by investment adviser under Section 240.13d-1(b)(1)(ii)(E).
Amount beneficially owned-13,840,600
Percent of class-12.4%
sole voting power-13,840,600
shared power to vote or direct the vote-0
sole power to dispose/direct the disposition-13,840,600
shared power to dispose/direct the disposition-0

Certification pursuant to Section 240.13d-1(b):
 By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were not acquired and
are not held for the purpose of or with the effect of
 changing or influencing the control of
the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of
 my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date-February 2, 2007
Signature-Andrew M. Fishman
Title-Chief Compliance Officer